Exhibit (a)(5)(KK)

bluebird bio Reminds Stockholders to Act Now to Tender Shares for Acquisition by Carlyle and SK Capital

SOMERVILLE, Mass.—(BUSINESSWIRE)—May 27, 2025—bluebird bio, Inc. (NASDAQ: BLUE) (“bluebird” or “the Company”) today reminds all stockholders to promptly tender their shares into the tender offer by Carlyle and SK Capital to purchase all outstanding shares of bluebird common stock by 11:59 p.m. Eastern on May 29, 2025. Stockholders that hold shares of bluebird through a broker or other nominee may be subject to a processing cutoff that is prior to the tender deadline, so it is important to act now.

Additionally, the Company today announced that Ayrmid Ltd. (“Ayrmid”) has confirmed it will not submit a binding proposal to acquire bluebird following bluebird’s amended agreement with Carlyle and SK Capital. The bluebird Board of Directors (the “Board”) reaffirms its recommendation in support of the transaction with Carlyle and SK Capital and recommends all stockholders tender or retender into the current agreement.

Every share tendered by stockholders is important and it is important to tender now. The Board continues to believe that the transaction with Carlyle and SK Capital, as amended, represents the only viable option for stockholders to receive consideration for their shares. Absent a majority of stockholders tendering, bluebird is at significant risk of defaulting on its loan agreements with Hercules Capital. It is extremely unlikely that stockholders would receive any consideration for their shares in a bankruptcy or liquidation.

Details on Amended Agreement with Carlyle and SK Capital

Under the terms of the amended agreement, bluebird stockholders can elect to receive either (x) the original offer of $3.00 per share in cash plus a contingent value right (“CVR”) of $6.84 per share in cash payable upon achievement of a net sales milestone or (y) $5.00 per share in cash. Any shares tendered for which no election is made will receive the original consideration of $3.00 per share in cash plus a CVR per share.

As previously announced on May 5, 2025, Carlyle and SK Capital have received all required regulatory approvals to complete the transaction, and all parties expect the transaction to be consummated promptly following the successful completion of the ongoing tender offer, which expires one minute after 11:59 p.m. New York City time on May 29, 2025.

Instructions for Stockholders

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Stockholders that have previously tendered their shares into the original agreement must re-tender their shares and complete and sign the letter of election and transmittal attached to the Offer to Purchase. Detailed instructions are available in the Offer to Purchase.

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Shares tendered prior to the amended agreement will not be valid unless they are re-tendered with an election. If stockholders that previously tendered do not take action, it will have the same effect as withdrawing previously tendered shares from the offer.

•	Stockholders that hold shares of bluebird through a broker or other nominee may be subject to a processing cutoff that is prior to the tender deadline, so it is important to act now.

•	Stockholders who need assistance with tendering their shares of bluebird may contact the Information Agent, Innisfree M&A Incorporated, by calling toll-free at (877) 825-8793.

About bluebird bio, Inc.

Founded in 2010, bluebird has been setting the standard for gene therapy for more than a decade—first as a scientific pioneer and now as a commercial leader. bluebird has an unrivaled track record in bringing the promise of gene therapy out of clinical studies and into the real-world setting, having secured FDA approvals for three therapies in under two years. Today, we are proving and scaling the commercial model for gene therapy and delivering innovative solutions for access to patients, providers, and payers.

With a dedicated focus on severe genetic diseases, bluebird has the largest and deepest ex-vivo gene therapy data set in the field, with industry-leading programs for sickle cell disease, ß-thalassemia, and cerebral adrenoleukodystrophy. We custom design each of our therapies to address the underlying cause of disease and have developed in-depth and effective analytical methods to understand the safety of our lentiviral vector technologies and drive the field of gene therapy forward.

bluebird continues to forge new paths as a standalone commercial gene therapy company, combining our real-world experience with a deep commitment to patient communities and a people-centric culture that attracts and grows a diverse flock of dedicated birds.

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of bluebird. The solicitation and the offer to buy shares of bluebird’s common stock is being made pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that were filed by Beacon Parent Holdings, L.P. (“Parent”) and Beacon Merger Sub, Inc. (“Merger Sub”) with the SEC on March 7, 2025, as amended. In addition, bluebird has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on March 7, 2025, as amended. The tender offer materials and the Solicitation/Recommendation statement, as they may be amended from time to time, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Investors may obtain a free copy of these materials and other documents filed by Parent, Merger Sub and bluebird with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, copies of these materials and other documents by calling Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (877) 825-8793 for stockholders or by calling collect at (212) 750-5833 for banks or brokers.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF BLUEBIRD AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Investors & Media Contacts

Bluebird

Investors:

Courtney O’Leary

(978) 621-7347

coleary@bluebirdbio.com

Media:

Jess Rowlands

(857) 299-6103

jess.rowlands@bluebirdbio.com